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                                                                   Exhibit 4(f)

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  Estate Enhancement Benefit II Rider
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  Minnesota Life Insurance Company - A Securian Company     Fax 651-665-7942
  Annuity Services . A3-9999                                1-800-362-3141
  400 Robert Street North . St. Paul, Minnesota 55101-2098  www.securian.com
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This rider is attached to and made part of this contract as of the Rider
Effective Date. Terms not defined in this rider have the meaning given to them in the contract to which this rider is attached. To the extent any of the provisions contained in this rider are contrary to or inconsistent with those of the contract, the provisions of this rider will control.

THIS RIDER MAY PROVIDE AN ADDITIONAL DEATH BENEFIT AMOUNT IN THE EVENT OF YOUR DEATH. IT DOES NOT GUARANTEE INVESTMENT GAINS OR PROVIDE A MINIMUM CONTRACT VALUE THAT CAN BE ACCESSED THROUGH WITHDRAWAL OR SURRENDER PRIOR TO DEATH.

THIS BENEFIT WILL TERMINATE UPON ASSIGNMENT OF THE CONTRACT OR A CHANGE IN OWNER UNLESS THE NEW ASSIGNEE OR OWNER MEETS THE QUALIFICATIONS SPECIFIED IN THE TERMINATION PROVISION.

Your contract is amended as follows:

Rider Specifications

 Rider Effective Date:                                      [October 1, 2012]

 Annual Rider Charge:                                                 [0.25%]

 Estate Enhancement Benefit Percentage:                                 [40%]

 Maximum Enhancement Basis:             [200%] of the sum of Purchase
                                        Payments adjusted on a Pro-rata Basis
                                        for any amounts previously withdrawn

Guaranteed Interest Options

A type of investment option that provides an interest rate guaranteed for a specified period of time. These options include the DCA Fixed Account, Fixed Account, General Account, and Guaranteed Term Account, as applicable, and as defined in your contract. Your contract may include one or more of these options.

Pro-rata Basis

Values adjusted on a Pro-rata Basis means that the value being adjusted will be reduced by an amount equal to (a) multiplied by (b) divided by (c) where:

    (a)is the value that is being adjusted immediately prior to the withdrawal,

    (b)is the total amount withdrawn, including any applicable charges, and

    (c)is the Contract Value immediately prior to the withdrawal.

Reports to Owners

In addition to the information stated in the Reports to Owners provision in the contract, the annual report will also provide the Estate Enhancement Benefit value, if any, as of the date of the report.

The following section is added to the section of the contract titled "Death Benefits":

Estate Enhancement Benefit

If any Owner dies before Annuity Payments begin, we will pay the Estate Enhancement Benefit of this contract to the Beneficiary. If the Owner of the contract is other than a natural person, such as a trust or other similar entity, we will pay the Estate Enhancement Benefit to the Beneficiary on the death of the Annuitant.

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The Estate Enhancement Benefit will be the Estate Enhancement Benefit
Percentage multiplied by the lesser of:

    (a)the Contract Value less Purchase Payments not previously withdrawn; or

    (b)the Maximum Enhancement Basis.

The value of the Estate Enhancement Benefit will be determined as of the Valuation Date coincident with or next following the day we receive proof of death at our home office. Any amounts due as an Estate Enhancement Benefit will be paid as a death benefit adjustment and directed into the Guaranteed Interest Options and Sub-Accounts of the Variable Account based on the same proportion that each bears to the Contract Value on the date the benefit is calculated. If the Contract Value is less than Purchase Payments not previously withdrawn, the Estate Enhancement Benefit is zero and no adjustment will apply.

If a surviving spouse elects to assume his or her deceased spouse's contract, he or she may elect to:

    (a)have any amount due under the Estate Enhancement Benefit paid and this rider will terminate; or

    (b)continue this rider such that the Estate Enhancement Benefit is payable on his or her death instead.

If no election is made within 30 days following the date we receive proof of death at our home office, the Estate Enhancement Benefit, if any, will be paid and the rider will be terminated under option (a). If option (b) is elected, the rider will terminate upon the death of the surviving spouse.

Rider Charge

The Annual Rider Charge is deducted daily from any portion of your Contract Value allocated to the Variable Account and applied as a reduction to the current declared interest rates for any portion of your Contract Value allocated to the Guaranteed Interest Options.

Rider Termination

The rider will automatically terminate at the earliest of:

    (a)the payment of the Estate Enhancement Benefit under this rider; or

    (b)the payment of all death benefits available under the contract or optional death riders; or

    (c)termination or surrender of the contract; or

    (d)the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

    (e)the Contract Value equals zero; or

    (f)the date of an ownership change or assignment under the contract unless:

      . the new Owner assumes full ownership of the contract and is essentially the same person (this includes but is not limited to the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or

      . the assignment is for the purposes of effectuating a 1035 exchange of the contract.

Upon termination of this rider, the benefits and charges within this rider will terminate.

The rider cannot be terminated prior to the earliest of the above dates.

 /s/ Dennis E. Prohofsky                                /s/ Robert L. Senkler

 Secretary                                              President

              ICC12-70236                       Minnesota Life 2